April 2, 2024

VIA EDGAR TRANSMISSION

Megan Miller

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Colorado Bond Shares — A Tax-Exempt Fund, File Nos. 811-05009, 033-11981

Dear Ms. Miller:

On March 13, 2024, you provided oral comments with respect to certain Securities and Exchange Commission filings of Colorado Bond Shares — A Tax-Exempt Fund (the “Fund”). Please find below the Fund’s response to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Form N-CSR Annual Report 09/30/2023

Comment 1. According to the Notes to Financial Statements, the Fund has certain commitments and contingencies; however, the Staff did not note the disclosure required by Regulation SX 6-04.15. Please update accordingly in future filings.

Response. The litigation connected to Marin MD – Series A – 2028 (CUSIP: 56804RAA8) can only financially impact that security, and this impact is already reflected in the valuation of that security ($1.57 million present value versus $17.49 million par value). There is no avenue in which a claim from that lawsuit could be levied against the Fund. As a result, the Fund should not reflect a potential commitment/contingency, thereby alleviating it of the disclosure required in accordance with SX 6-04.15.

Comment 2. Please explain why the Fund did not include the disclosure of the tax basis of distributable earning in accordance with ASC 946-20-50-12.

Response. In future reports, the Fund will disclose the tax basis of its distributable earnings in accordance with ASC 946-20-50-12. This will be accomplished by providing a reconciliation from the distributable earnings listed under footnote 2.) Summary of Significant Accounting Polices / (c) Income Tax Information and Distribution to Shareholders to the component of net assets on the balance sheet.

Comment 3. Per ASC 820, within the level 3 reconciliation, the change in unrealized appreciation/depreciation on investments still held at period end should be shown by class. Please update in future filings.

Response. In future filings, the Fund will display the unrealized appreciation / depreciation by SOI classification.

Comment 4. With regard to Level 2 and 3 investments, please include the changes in valuation techniques and the reason for those changes in the Notes to Financial Statements in accordance with ASC 820-10-50-2 (bbb).

Response. During the year ending September 30, 2023, two securities were moved from a valuation based on a Level 2 pricing inputs to one based on a Level 3 pricing inputs. These securities were Conifer MD - Series A – 2030/2032/2033 (CUSIPs: 20731NAA1, 20731NAB9, & 20731NAC7) and PV ERU Holding Trust - Series A CABs – 2039 (CUSIPs: 693690AA7, 693690AB5, 693690AC3, & 693690AD1). The transfer of Conifer MD securities was based on a newly implemented pricing policy, and their valuations were based on a discounted cash flow approach. As for PV ERU Holding Trust, the third-party pricing vendor employed by the Fund stopped providing a price for these securities, requiring it to be valued according to the Fund’s pricing policy. The Fund will include the required disclosures in future filings.

Miscellaneous

Comment 5. The Staff notes there were a lot of 24F-2 amendments filed. In correspondence, please explain the reason for the amendments.

Response. After a detailed review, it was determined that the 24F-2 fee for the Fund was calculated incorrectly from 1995 to 2021. Specifically, reinvested dividends were not included in the aggregate sale price of securities sold from 1996 to 2021, the front-end sales load was subtracted from the aggregate sale price of securities sold from 1995 to 2003 and in 2008, and a calculation error regarding a redemption credit occurred in 2017. The payments made corrected those errors, including interest on the unpaid balance, that occurred in the noted fiscal year.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler
Daniel Moler